

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

Steven Grigoriou
Skadden, Arps, Slate,
  Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Prospect Capital Corporation (the "Fund")
          File Numbers 814-00659 & 333-190850

Dear Mr. Grigoriou:

On August 27, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). Your letter of even date requested expedited review. With certain exceptions, we have limited our review of the filing. The Fund is a business development company regulated under the Investment Company Act of 1940 ("1940 Act"). With this filing the Fund may offer from time to time on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act, the Fund's common stock, preferred stock, debt securities, subscription rights, warrants, or units. The filing is intended to replace the Fund's current shelf registration statement and, accordingly, it has been submitted pursuant to the requirements of Rule 415(a)(6) under the Securities Act.

We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter the procedure to be followed to obtain FINRA review and clearance of the filing, including the form of prospectus supplements regarding the Fund's contemplated offerings.

2.   The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

<u>**Prospectus**</u>

PROSPECTUS SUMMARY
Our Investment Objective and Policies (Page 3)

3.   The fourth paragraph states that the Fund may invest in CLOs. Later disclosure indicates that such investments may be substantial. Disclose the percent of Fund assets that may be devoted to this activity. Further, indicate whether the CLO pools which the Fund expects to hold may themselves hold CLO interests as portfolio assets? Lastly, indicate whether the underlying non-U.S. borrowers may be from emerging markets.

RISK FACTORS
Risks Relating to Our Business (Page 12)

4.   Disclosure in the second paragraph discusses the Fund's authority to issue shares of its common stock at below NAV. As was noted in the Fund's recent proxy the 25% "limitation" with respect to each offering may be in our view, illusory. Add appropriate risk indicating that the Fund could engage in multiple offerings in a short period of time which would render this 25% limitation meaningless.

***Securitization of our assets subjects us to various risks* (Page 21)**

5.   The third paragraph notes that the Fund may create subsidiaries and fund such subsidiaries with: "among other things, whole loans <u>or interests from other pools</u>." If accurate, confirm that the other pools are pools created by the Fund, and whether the interests referred to are securities issued by or portfolio assets of, such pools.

***Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.* (Page 29)**

6.   In light of the foreign securities risk disclosure, add an affirmative statement to the above strategy disclosure to the affect that the Fund may invest in foreign securities including emerging market securities.

We may expose ourselves to risks if we engage in hedging transactions

7.   For hedging purposes the Fund may use derivatives, such as swaps. If credit default swaps may be employed, disclose that fact. Because the disclosure refers to swaps generally, it is not clear whether the Fund will engage in total return swaps. If the Fund may engage in these swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could

issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

***Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect* (Page 33)**

8.   Add the substance of the following sentence to the summary: "CLOs are typically highly levered up to approximately 10 times, and therefore the junior debt and equity tranches that we will invest in are subject to a higher risk of total loss."

Non-investment grade debt involves a greater risk of default and higher price volatility than investment grade debt

9.   Disclosure hereunder discusses the credit agency ratings typical for the CLOs that the Fund expects to acquire. Add disclosure, like the appendix, to the prospectus that describes these ratings.

Risks Relating To Our Securities
***Our credit ratings may not reflect all risks of an investment in our debt securities* (Page 34)**

10.   If the Fund's securities are rated, add an affirmative statement to that effect at an appropriate location.

BUSINESS
***Managerial Assistance* (Page 131)**

11.   Disclosure hereunder discusses the fees collected for the provision of managerial assistance as required by the statute. Explain to the staff whether the fees reflect a profit for the provision of such services or whether services are provided and billed at cost.

PROSPECT CAPITAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16. Subsequent Events (Page F-76)

12.   Disclosure in the note makes reference to an unregistered offering, to wit: "On August 2, 2013, we funded a recapitalization of CP Energy Services, Inc. ("CP Energy") with $81,273 of debt and $12,741 of equity financing. Through the recapitalization, we acquired a controlling interest in CP Energy for $73,009 in cash and 1,918,342 unregistered shares of our common stock. After the financing, we received repayment of the $18,991 loan previously outstanding." As the Fund recently issued shares of its own common stock in this transaction, please explain to the staff, why the highlighted issuance should not be integrated with the Fund's ongoing public offering.

$*$ $*$ $*$ $*$ $*$ $*$ $*$ $*$ $*$ $*$ $*$

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/Larry L. Greene
Larry L. Greene
Senior Counsel

Wednesday, September 25, 2013